RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS:		
Cash	$	76,875
Securities, at fair value		104,268
Commissions receivable		192,375
Property and equipment, net		51,662
Other assets		54,393
Total Assets	**$**	**479,573**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable, accrued expenses and other liabilities	$	204,229
Note payable - insurance		35,493
Capital lease payable		3,889
Total Liabilities		243,611
MEMBER'S EQUITY		
Total Member's Equity		235,962
Total Liabilities and Member's Equity	**$**	**479,573**

The accompanying notes are an integral part of these financial statements.